Exhibit 99.1

CLPS Incorporation

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on March 22, 2019

To the Shareholders of CLPS Incorporation:

Notice is hereby given that the Annual Meeting of the Shareholders of CLPS Incorporation (the “Company”) will be held on March 22, 2019 at 9AM local China time (or 9PM Eastern Daylight Time), at the Company’s principal executive office in Shanghai, China. The meeting is called for the following purposes:

1.	To elect directors, each to serve until the next Annual Meeting of Shareholders or until each successor is duly elected and qualified.

2.	To ratify the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the year ending June 30, 2019.

3.	To approve the 2019 Equity Incentive Plan; and

4.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on February 8, 2019 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about February 21, 2019.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: https://www.cstproxy.com/clpsglobal/2019.

By Order of the Board of Directors,

/s/ Raymond Ming Hui Lin
Title: Chief Executive Officer

Dated: February 20, 2019

CLPS INCORPORATION
TABLE OF CONTENTS

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CLPS INCORPORATION

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203 People’s Republic of China

Tel: (+86) 21-31268010

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of CLPS Incorporation (the “Company,” “CLPS” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s principal executive office, at 2nd Floor, Building 18, Shanghai Pudong Software Park 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China on March 22, 2019, at 9AM local China time (or 9PM Eastern Daylight Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York NY 10004-1561, facsimile: 212-616-7613, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of our common shares of record at the close of business on February 8, 2019 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 13,813,821 common shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each common share is entitled to one vote upon all matters to be acted upon at the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. No less than one-third (1/3) of the common shares entitled to vote at the Annual Meeting, represented in person or by proxy throughout the meeting.

Election of directors must be approved by the affirmative vote of a simple majority of the votes of the common shares entitled to vote thereon which were present at the Annual Meeting and were voted. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to ratify the appointment of independent certified public accountants and approve the 2019 Equity Incentive Plan. A “majority vote” means that a proposal passes if it receives a majority of the votes cast by, or on behalf of, the shareholders entitled to vote and present at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by, or on behalf of, the shareholders entitled to vote at a meeting, while a special resolution requires the affirmative vote of a majority of at least two-thirds of such shareholders as, being entitled to do so, vote in person or by proxy of which notice specifying the intention to propose the resolution as a special resolution has been duly given. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other three matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

The Annual Meeting will be postponed if a quorum is not present at the Annual Meeting. For purposes of determining the presence of a quorum, abstentions and broker non-votes will be counted as present. A broker non-vote occurs when a broker or nominee holding shares for a beneficial owner signs and returns a proxy but does not vote on a particular proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner. If a quorum is not present, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors (unless the meeting was requisitioned by the shareholders, in which case such meeting shall be cancelled if a quorum is not present). If a quorum is present, the meeting may be adjourned by the chairman of the meeting by the consent of shareholders who are represented constituting a quorum. The meeting may be rescheduled at the time of the adjournment with no further notice of the rescheduled time (except such notice provided at the meeting at which the adjournment decision was made) if the meeting is adjourned for seven clear days or less. Should a meeting be adjourned for more than seven days, whether because of a lack of quorum or otherwise, shareholders shall be given at least seven days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. An adjournment will have no effect on the business to be conducted.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

The Company is soliciting your vote through the use of the mail and will bear the cost of this solicitation. The Company does not intend to employ third party solicitors, but our directors, officers, employees, and consultants may solicit proxies by mail, telephone, personal contact, or through online methods; to the extent they do so, the Company will reimburse their expenses for doing this. The Company will also reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of the Company’s stock. Other proxy solicitation expenses include those for preparation, mailing, returning, and tabulating the proxies.

The Board is not proposing any action for which the applicable rules and laws provide a right of a shareholder to obtain appraisal of or payment for such shareholder’s shares.

Copies of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018 as filed with the Securities and Exchange Commission are being sent to all shareholders along with this proxy statement. Additional copies will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will be provided upon written request. All written requests should be directed to the Company at its main office in Shanghai. The Company is subject to certain disclosure requirements of the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains various filings and reports regarding companies that file electronically with the SEC. The SEC’s website address is www.sec.gov. In addition, our filings may be inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E. Washington, DC 20549; and at the SEC’s regional offices at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661. Copies of the material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, DC 20549.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the Annual Meeting.

We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30 p.m., local China time on March 21, 2019 to be counted.

If your shares are registered in your name, you are a shareholder of record with respect to those shares. On the other hand, if your shares are registered in the name of your broker or bank, your shares are held in street name and you are considered the “beneficial owner” of the shares. As the beneficial owner of those shares, you have the right to direct your broker or bank how to vote your shares, and you will receive separate instructions from your broker or bank describing how to vote your shares.

If you give a proxy, you may revoke it at any time before it is exercised. You may revoke your proxy in three ways:

1.	You may send in another proxy with a later date.

2.	You may notify us in writing (or if the stockholder is a corporation, under its corporate seal, by an officer or attorney of the corporation) at our principal executive offices before the Annual Meeting that you are revoking your proxy.

3.	You may vote in person at the Annual Meeting.

YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING, WE ENCOURAGE YOU TO COMPLETE AND RETURN THE ENCLOSED PROXY CARD TO ENSURE THAT YOUR SHARES ARE REPRESENTED AND VOTED. THIS BENEFITS THE COMPANY BY REDUCING THE EXPENSES OF ADDITIONAL PROXY SOLICITATION.

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PROPOSAL 1

ELECTION OF DIRECTORS

The Nominating Committee of the Board has recommended that the Board nominate and the Board has nominated Xiao Feng Yang, Raymond Ming Hui Lin, Jin He Shao, Kewei Huang and Kathryn Amooi, each to serve until the next Annual Meeting of Shareholders or until each successor is duly elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Xiao Feng Yang is the chairman, president and director of the Company. Mr. Yang has over 20 years of executive management and operational experience in the IT services business. From October 2012 to present, Mr. Yang served as chairman and president of ChinaLink. From April 2009 to October 2012, Mr. Yang served as deputy general manager of ADP China managing the service operations of HR BPO in China. Prior to 2002, Mr. Yang was the Human Resource Director of Phillips. Mr. Yang graduated from Tongji University, Shanghai, China, with a Bachelor’s degree in electrical engineering. Mr. Yang received his MBA degree both from Shanghai University of Finance and Webster University (US). The Board of Directors determined that Xiao Feng Yang should continue serving as our Chairman and President given his pivotal role in the Company’s founding and long-term vision.

Raymond Ming Hui Lin, is the chief executive officer and director of the Company. Mr. Lin joined CLPS in February 2009 as chief executive officer. From January 2008 to January 2009, Mr. Lin was a business consultant of VanceInfo after VanceInfo acquired A-IT Software (Shanghai) Co. Ltd. Mr. Lin acted as general manager of A-IT Software (Shanghai) Co. Ltd. from April 2002 to December 2007. Mr. Lin is an IT outsourcing service veteran with a deep understanding of IT talent acquisition, training, development and service delivery. He has developed and pioneered the first kind of training programs for mainframe and VisionPLUS (a credit card processing solution) in China, which has made CLPS as one of the largest mainframe resource powerhouse and the VisionPLUS project team in Greater China. In 2015, Mr. Lin became the MSE senior advisor in Fudan University, Shanghai, China. The Board of Directors determined that Raymond Ming Hui Lin should continue serving as our director given his pivotal role in the Company’s founding, day-to-day operations and long-term vision.

Jin He Shao is an independent director of the Company. From January 2002 to present, Mr. Shao has been a partner at Shanghai Huajin Accounting & Consulting Professional Services. From August 1995 to December 2001, he served as senior tax manager at Phillips (China) Investment Co., Ltd. Mr. Shao received a joint MBA degree from Shanghai University of Finance & Economics and The Webster University. Mr. Shao is qualified as a PRC CPA. In addition, Mr. Shao attended Shanghai Grain College where he majored in finance and accounting, and STV University where he majored in auditing. The Board has determined that Mr. Shao should serve as our director based on his knowledge of the Company’s operations as well as his financial and accounting experience and expertise.

Kewei Huang is an independent director of the Company. Since 2017 to present, Mr. Huang has held the office of the chief technology officer at Technovative Inc, a US listed co. In 1995, he received his doctorate degree in component based technologies from the University of NSW, Australia. In addition, Mr. Huang holds a Bachelor’s degree in Engineering from NUS Singapore and an MBA degree from Preston University. The Board has determined that Kewei Huang should serve as our director based on his industry, finance and business experience and expertise.

Kathryn Amooi is an independent director of the Company. Ms. Amooi has held various positions at Automatic Data Processing (ADP), LLC, a human capital management company, including as Senior Vice President from May 2011 to December 2014, as Senior Division Vice President from May 2008 to June 2011, and Managing Director/General Manager from June 2005 to June 2008 at Automatic Data Processing (ADP) China, LLC. Ms. Amooi attended University of Southern California. The Board determined that Ms. Kathryn Amooi should serve as our director based on her industry knowledge and experience.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

THE BOARD AND BOARD COMMITTEES

During the last fiscal year, the Board met via teleconference on a number of occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. Pursuant to our memorandum and articles of association, our officers will be elected by and serve at the discretion of the Board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by resolution of our shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or becomes physically or mentally incapable of acting as director. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the Board. Our Board holds meetings on at least a quarterly basis. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the Company’s memorandum and articles of association mandating that we hold an annual meeting of our shareholders.

Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the Board determined that each of Kathryn Amooi, Kewei Huang and Jin He Shao are “independent” within the meaning of the NASDAQ rules. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Kathryn Amooi, Kewei Huang and Jin He Shao, with Mr. Shao serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Shao qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Compensation Committee consists of Kathryn Amooi, Kewei Huang and Jin He Shao, with Mr. Huang serving as chair of the Compensation Committee.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of Kathryn Amooi, Kewei Huang and Jin He Shao, with Ms. Amooi serving as chair of the Nominating Committee.

The Nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Committee a candidate for election to the Board should send their letters to c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China. The corporate secretary will promptly forward all such letters to the members of the Nominating Committee.

Board Member Attendance at Annual Meetings

Our Board nominees are generally expected to attend our Annual Meetings unless personal circumstances make the Board member or director nominee attendance impracticable or inappropriate.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Board, with a copy will be sent to the Chairman of the Audit Committee.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended June 30, 2018 and June 30, 2017.

Name and principal position	Year	Salary ($)	All Other Compensation ($)	Total Paid ($)

Xiao Feng Yang, Chairman and President (1)	2018	76,338	-	76,338
	2017	51,470	585,402	636,872

Raymond Ming Hui Lin (2)	2018	57,225	-	57,225
	2017	37,379	585,402	622,781

Tian van Acken (3)	2018	69,758	-	69,758
	2017	-	-	-

(1)	Appointed Chairman and President effective as of December 9, 2017. All other compensation amounts represent cash dividend payments in 2016 and 2017.
(2)	Appointed Chief Executive Officer effective as of December 9, 2017. All other compensation amounts represent cash dividend payments in 2016 and 2017.
(3)	Appointed Chief Financial Officer effective as of December 9, 2017.

Under the applicable Chinese laws, we may only terminate employment agreements without paying the Employee severance pay under the following circumstances: (1) upon the labor contract expires, the Employee does not renew the contract even though the conditions offered by us are the same as or better than those stipulated in the current contract, (2) the Employee is at fault such as (i) is proved during the probation period not to satisfy the conditions for employment, (ii) materially breaches the Company’s rules and regulations, (iii) commits serious dereliction of duty or engaged in fraudulent practices, causing substantial damage to the Company, (iv) has additionally established an employment relationship with another employer which materially affects the completion of his tasks with the Company, or he refuses to rectify the matter after the same is brought to his attention by the Employer, (v) causes the employment contract to be invalid from the beginning, (vi) has his criminal liability pursued in accordance with the law, (3) the Employee has commenced drawing on his basic old age insurance pension in accordance with the law, (4) in the event of the Employee’s death, or being declared missing by a People’s Court, (5) the Company is declared bankrupt, (6) the Company has its business license revoked, is ordered to close or is closed down, or the Employer decides on early liquidation, or (7) another circumstance specified in laws or administrative statutes arises.

Except as set forth above, the Company will pay the Employee severance pay. An Employee shall be paid severance pay based on the number of years worked with us at the rate of one month’s wage for each full year worked. Any period of not less than six months but less than one year shall be counted as one year. The severance pay payable to an Employee for any period of less than six months shall be one-half of his monthly wages.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our Board.

Outstanding Equity Incentive Awards at Fiscal Year-End

We have adopted a 2017 Equity Incentive Plan (the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to key employees and directors of the Company. On July 12, 2018, our Board approved, upon a recommendation of the Compensation Committee, several restricted stock grants to the members of executive management and the Board of the Company pursuant to the terms of the Plan. Specifically, the Company granted an aggregate of 671,469 RSUs to key employees and directors under the Plan. No grants were made in fiscal 2018. RSUs granted to key employees and directors generally have a term of three years, but are subject to earlier termination in connection with termination of continuous service to the Company. RSUs are valid for a period of 10 years from July 12, 2018 to July 11, 2028. RSUs vest one-third per year over a three-year period, with the first one third vesting on the grant date. As at the grant date of July 12, 2018, the weighted-average fair value per share was $12.22 and the estimated total fair value of the restricted shares granted was $8.2 million. Following the foregoing issuance, we had 1,986,179 common shares available under the Plan. In addition, in November 2018, our Board of Directors authorized and approved an issuance to various key employees of the Company a total of 306,967 options to purchase common shares under the terms of the Plan, which options are exercisable at the exercise price of $5.25 per share and vesting over a 4-year period.

Director Compensation

All directors hold office until the next annual meeting of shareholders until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $1,500 per month for serving as directors and may receive option grants from our company.

Employment Agreements

Xiao Feng Yang Employment Agreement

On December 9, 2017, we entered into an employment agreement with Xiao Feng Yang pursuant to which he agreed to serve as our President. The agreement provides for an annual base salary of RMB144,000 and HK$566,472 (a total of approximately USD94,100) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Mr. Yang will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; Mr. Yang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Mr. Yang shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yang has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Raymond Ming Hui Lin Employment Agreement

On December 9, 2017, we entered into an employment agreement with Raymond Ming Hui Lin pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of RMB144,000 and HK$389,880 (a total of approximately USD71,400) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Raymond Ming Hui Lin will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; he is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by him for “good reason” (as defined in the agreement), Raymond Ming Hui Lin shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Raymond Ming Hui Lin has agreed not to compete with us for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

Tian van Acken Employment Agreement

On December 9, 2017, we entered into an employment agreement with Tian van Acken pursuant to which she agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of RMB144,000 and HK$558,000 (a total of approximately USD 93,010) payable in accordance with the Company’s ordinary payroll practices. Under the terms of the agreement, commencing with the year ended June 30, 2018, Ms. van Acken will be entitled to receive an annual cash bonus the extent and timing of which are to be determined by the Company’s Compensation Committee; she is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. The term of the agreement shall expire on December 8, 2022, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at our election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), Tian van Acken shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Tian van Acken has agreed not to compete with us for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

OWNERSHIP OF THE COMPANY’S SECURITIES

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of February 8, 2019 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker-dealer. Applicable percentage ownership is based on 13,813,821 common shares outstanding as of February 8, 2019. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o CLPS Incorporation, c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China.

Name of Beneficial Owner	Shares Owned	%

Xiao Feng Yang (2)(7)	5,049,607	36.55
Raymond Ming Hui Lin (3)(6)(7)	5.073,604	36.73
Tian van Acken (4)(6)	73,607	-
Jin He Shao (5)(7)	1,000	-
Kewei Hwang (5)(7)	1,000	-
Kathryn Amooi	1,000
Directors & executive officers as a group (6 persons)	10,199,818	73.88

Qinrui Ltd. (2)	4,974,000	36.01
Qinhui Ltd. (3)	4,999,996	36.2
5% or greater beneficial owners as a group	10,121,211	73.27

* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Xiao Feng Yang as its sole shareholder. As such, Mr. Yang is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.
(3)	A British Virgin Islands corporation with the mailing address of c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, with Raymond Ming Hui Lin as its sole shareholder. As such, Mr. Lin is deemed to be the owner of all shares of the Company held by this entity. Also includes the vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.
(4)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 220,823 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.
(5)	Represents vested portion of the restricted stock granted dated as of July 12, 2018. The total grant of 3,000 common shares vests in three equal installments, with the first installment vesting upon grant, and the second and third – on the first and second anniversary of the grant.
(6)	Executive officer.
(7)	Director.

Related Party Transactions

The following is a description of transactions since July 1, 2014, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years ended June 30, 2018 and 2017, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization agreement with our shareholders

On November 2, 2017, the controlling shareholders transferred their 100% ownership interest in CLPS Shanghai to CLPS QC and Qiner, which are 100% owned by Qinheng and CLPS. On October 31, 2017, the controlling shareholders transferred 100% of their equity interests in Qiner to CLPS. The considerations for these transfers are at a nominal amount.

Other related party transactions:

The balances due to and due from related parties were as follows:

	As of June 30,
	2018	2017
Due from related parties:
Non-controlling interest shareholder of CLPS Beijing before Acquisition of the remaining 30% of equity on June 27, 2018	$-	$14,751
Non-controlling interest shareholder of Judge China	131,321	103,255
Total	131,321	118,006

Due to related parties
Shanghai Qisheng Co., Ltd (“Qisheng”), controlled by the	$-	$7,080
Chairman of the Company
Non-controlling shareholder of JQ	45,615	-
Mr. Raymond Ming Hui Lin, CEO of the Company (i)	162,727	1,722,711
Total	$208,342	$1,729,791

(i)	Due to related parties mainly represents the unpaid bonus, dividends, wages and other benefit to the Company’s CEO.

Effective on December 9, 2017, the Board appointed Mr. Xiao Feng Yang as the Company’s Chairman and President, Mr. Raymond Ming Hui Lin as the Company’s chief executive officer (“CEO”) and director and Ms. Tian van Acken as the Company’s chief financial officer (“CFO”). Their employment terms are five years each starting on December 9, 2017. Mr. Xiao Feng Yang, Mr. Raymond Ming Hui Lin and Ms. Tian van Acken’s basic annual compensation was approximately $94,100, $71,400 and $93,010, respectively, with annual bonuses to be determined based on the sole direction of the Compensation Committee of the Board of Directors in accordance with criteria established by the Compensation Committee of the Board.

On May 17, 2017, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $753,100 (RMB 5,000,000) during the period from May 17, 2017 to May 16, 2018. The CMB Credit Facility is guaranteed by the CEO and Chairman and President of the Company as joint guarantors. In September, 2017, the Company borrowed the full credit amount (RMB 5,000,000) and the loans were repaid by May 2018. The credit facility was renewed on June 22, 2018, and the credit line was up to $1,543,115 (RMB 10,000,000).

On January 3, 2018, the Company entered into an additional credit facility with China Merchants Bank which permits the Company to borrow up to $1,111,712 (RMB 7,000,000). The Company borrowed $1,111,712 (RMB 7,000,000) with an interest rate at 5.655% per annum on February 9, 2018 and repaid the loan on July 2, 2018.

In fiscal 2018, the Company borrowed $4,152,377 (RMB 27,000,000) from CMB Credit Facility. As of June 30, 2018, the Company had a balance of $1,813,483 (RMB 12,000,000) with China Merchants Bank. These loans were repaid in July and August 2018 respectively.

On June 22, 2018, the Company entered into a revolving credit facility with China Merchants Bank (“CMB Credit Facility”) which permits the Company to borrow up to approximately $1,543,115 (RMB 10,000,000) during the period from July 11, 2018 to July 10, 2019. The CMB Credit Facility is guaranteed by the CEO, the wife of the CEO, Chairman, and the wife of the Chairman of the Company and Shanghai Small and Medium-sized Enterprises Policy Financing Guarantee Fund Management Centre as joint guarantors.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Friedman LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2018 fiscal year. During 2018, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2018, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.
/s/ Jin He Shao, Kewei Huang, Kathryn Amooi

Vote Required and Board Recommendation

The director nominees for directors who receive the affirmative vote of a majority of the common shares entitled to vote thereon which were present at the Annual Meeting and were voted will be elected. The Board recommends a vote FOR election of the director nominees.

PROPOSAL 2

RATIFICATION OF THE COMPANY’S INDEPENDENT AUDITING FIRM

On December 21, 2018, Friedman LLP was dismissed as CLPS Incorporation’s independent registered public accounting firm (“Friedman”), effective as of the same date. Friedman’s reports for the financial years for which it acted as the Company’s auditor did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, there were no reportable events caused by disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during the period.

The following table represents the approximate aggregate fees for services rendered by Friedman for the periods indicated:

	June 30, 2018	June 30, 2017	June 30, 2016
Audit Fees	$170,000	$152,000	$152,000
Audit Related Fees	$125,000	$25,000	-
Tax Fees	-		-
All Other Fees	-		-
Total Fees	$295,000	$177,000	$152,000

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

On December 21, 2018, the Company engaged the request of the Company and that Ernst & Young Hua Ming LLP (“EY”) has been appointed as the successor auditor. The appointment of EY as the successor auditor has been approved by the chair of the Audit Committee of the Company’s Board of Directors. During each of the Company’s two most recent fiscal years and through the date of this report, (a) the Company has not engaged EY as either the principal accountant to audit the Company’s financial statements, or as an independent accountant to audit a significant subsidiary of the Company and on whom the principal accountant is expected to express reliance in its report; and (b) the Company or someone on its behalf did not consult EY with respect to (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any other matter that was either the subject of a disagreement or a reportable event as set forth in Items 304(a)(1)(iv) and (v) of Regulation S-K.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

PROPOSAL 3

TO APPROVE THE 2019 EQUITY INCENTIVE PLAN

In January 2019, our Board approved the 2019 Equity Incentive Plan (the “Plan”), subject to shareholder approval. All of our employees, officers, and directors, and consultants are eligible to be granted options or restricted stock awards (each, an “Award”) under the Plan. The Plan is currently administered by the Board, which has all the power to administer the Plan according to its terms, including the power to grant Awards, determine who may be granted Awards and the types and amounts of Awards to be granted, prescribe Award agreements, and establish programs for granting Awards. Awards may be made under the Plan for up to 2,200,000 of our common shares. No awards have been granted under the Plan as of today.

The Plan is a stock-based compensation plan that provides for discretionary grants of, among others, stock options, stock awards and stock unit awards to employees and directors of the Company. The purpose of the Plan is to recognize contributions made to our company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of our Company. The following is a summary of the Plan and is qualified by the full text of the Plan.

Administration. The Plan will be administered by our board of directors, or, once constituted, the Compensation Committee of the board of directors (we refer to body administering the Plan as the “Committee”).

Number of Shares of Common Shares. The number of common shares that may be issued under the Plan is 2,200,000. Shares issuable under the Plan may be authorized but unissued shares or treasury shares. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the Plan. The number of common shares issuable under the Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the Plan. No award granted under the Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees, directors, and consultants of the Company are eligible to receive awards under the Plan.

Awards to Participants. The Plan provides for discretionary awards of, among others, stock options, stock awards and stock unit awards to participants. Each award made under the Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options. The aggregate maximum number of shares as to which a Employee may receive Stock Options and Stock Appreciation Rights in any calendar year is 200,000, except that the aggregate maximum number of shares as to which a Employee may receive Stock Options and Stock Appreciation Rights in the calendar year in which such Employee begins employment with the Company or its Subsidiaries is 350,000.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Shares granted under the Plan will be effective and exercisable as of the Company’s completion of our initial public offering of its securities and other terms, restrictions and qualifications that may be set forth in the individual grant agreements. Stock awards will consist of common shares granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any performance-based stock award will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse, and the Committee in its discretion can accumulate and hold such amounts payable on any other stock awards until the restrictions on the stock award lapse. The aggregate maximum number of shares that may be used for Stock Awards, Stock Bonus Awards and or Stock Unit Awards that may be granted to any employee in any calendar year is 350,000 or, in the event the award is settled in cash, an amount equal to the fair market value of such number of shares on the date on which the award is settled.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the minimum required tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold common shares otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired common shares that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Amendment of Award Agreements; Amendment and Termination of the Plan; Term of the Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule. The Board may terminate, suspend or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed. Notwithstanding the foregoing, neither the Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or cancelling a stock option in exchange for cash, other stock options with a lower exercise price or other stock awards. No awards may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required for approval of this Proposal. The Board recommends a vote FOR this Proposal.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, CLPS Incorporation, c/o 2nd Floor, Building 18, Shanghai Pudong Software Park, 498 Guoshoujing Road, Pudong, Shanghai 201203, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

February 20, 2019	By Order of the Board of Directors

/s/ Raymond Ming Hui Lin
Title: Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF CLPS INCORPORATION

March 22, 2019

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at
https://www.cstproxy.com/clpsglobal/2019.

Please sign, date and mail your proxy card in the envelope provided promptly.

CLPS INCORPORATION
2019 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Raymond Ming Hui Lin and Tian van Acken or either of them, each with full power of substitution, proxies with power of substitution and hereby authorizes them to represent and to vote, as designated below, all of the shares of common stock of the Company held of record by the undersigned on February 8, 2019 at the Annual Meeting of Shareholders to be held on March 22, 2019 at 9AM local China time (or 9PM Eastern Daylight Time) at the Company’s principal executive office in Shanghai, China, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1. Election of Directors

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY
FOR ALL NOMINEES
☐	FOR ALL EXCEPT
(SEE INSTRUCTIONS BELOW)

☐ Xiao Feng Yang           ☐ Raymond Ming Hui Lin

☐ Jin He Shao               ☐ Kewei Huang                   ☐ Kathryn Amooi

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: •

2. Ratification of the appointment of Ernst & Young Hua Ming LLP as the Company’s independent registered public accounting firm for the year ending June 30, 2019.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Approval of the 2019 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder: ___________________ Date: ______________________ , 2019

Signature of Shareholder: ___________________ Date: ______________________ , 2019

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

APPENDIX A

CLPS INCORPORATION
2019 Equity Incentive Plan

Section 1. Establishment and Purpose.

1.1 The purpose of the Plan is to attract and retain outstanding individuals as Employees, Directors and Consultants of the Company and its Subsidiaries, to recognize the contributions made to the Company and its Subsidiaries by Employees, Directors and Consultants, and to provide such Employees, Directors and Consultants with additional incentive to expand and improve the profits and achieve the objectives of the Company and its Subsidiaries, by providing such Employees, Directors and Consultants with the opportunity to acquire or increase their proprietary interest in the Company through receipt of Awards.

Section 2. Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

2.1 “Award” means any award or benefit granted under the Plan, which shall be a Stock Option, a Stock Award, a Stock Unit Award or an SAR.

2.2 “Award Agreement” means, as applicable, a Stock Option Agreement, Stock Award Agreement, Stock Unit Award Agreement or SAR Agreement evidencing an Award granted under the Plan.

2.3 “Board” means the Board of Directors of the Company.

2.4 “Change in Control” has the meaning set forth in Section 8.2 of the Plan.

2.5 “Code” means the Internal Revenue Code of 1986, as amended from time to time.

2.6 “Committee” means the Compensation Committee of the Board or such other committee as may be designated by the Board from time to time to administer the Plan, or, if no such committee has been designated at the time of any grants, it shall mean the Board.

2.7 “Company” means CLPS Incorporation.

2.8 “Consultant” means any person, including an advisor, who is engaged by the Company or an affiliate to render consulting or advisory services and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

2.9 “Director” means a director of the Company who is not an employee of the Company or a Subsidiary.

2.10 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

2.11 “Fair Market Value” means as of any date, the closing price of a Share on the national securities exchange on which the Shares are listed, or, if the Shares are not listed on a national securities exchange, the over-the-counter market on which the Shares trades, or, if the Shares is not listed on a national securities exchange or an over-the-counter market, as determined by the Board as of such date, or, if no trading occurred on such date, as of the trading day immediately preceding such date.

2.12 “Incentive Stock Option” or “ISO” means a Stock Option granted under Section 5 of the Plan that meets the requirements of Section 422(b) of the Code or any successor provision.

2.13 “Employee” means an employee of the Company or any Subsidiary selected to participate in the Plan in accordance with Section 3. A Employee may also include a person who is granted an Award (other than an Incentive Stock Option) in connection with the hiring of the person prior to the date the person becomes an employee of the Company or any Subsidiary, provided that such Award shall not vest prior to the commencement of employment.

2.14 “Non-Qualified Stock Option” or “NSO” means a Stock Option granted under Section 5 of the Plan that is not an Incentive Stock Option.

2.15 “Participant” means an Employee, Director or Consultant selected to receive an Award under the Plan.

2.16 “Plan” means this 2019 Equity Incentive Plan.

2.17 “Shares” means ordinary shares with a par value $0.0001 per share, of the Company.

2.18 “Stock Appreciation Right” or “SAR” means a grant of a right to receive Shares or cash under Section 8 of the Plan.

2.19 “Stock Award” means a grant of Shares under Section 6 of the Plan.

2.20 “Stock Option” means an Incentive Stock Option or a Non-Qualified Stock Option granted under Section 5 of the Plan.

2.21 “Stock Unit Award” means a grant of a right to receive Shares or cash under Section 7 of the Plan.

2.22 “Subsidiary” means an entity of which the Company is the direct or indirect beneficial owner of not less than 50% of all issued and outstanding equity interest of such entity.

Section 3. Administration.

3.1 The Committee.

The Plan shall be administered by the Committee, which shall be comprised of at least two members of the Board who satisfy the “non-employee director” definition set forth in Rule 16b-3 under the Exchange Act, unless the Board otherwise determines.

3.2 Authority of the Committee.

(a) The Committee, in its sole discretion, shall determine the Employees and Directors to whom, and the time or times at which Awards will be granted, the form and amount of each Award, the expiration date of each Award, the time or times within which the Awards may be exercised, the cancellation of the Awards and the other limitations, restrictions, terms and conditions applicable to the grant of the Awards. The terms and conditions of the Awards need not be the same with respect to each Participant or with respect to each Award.

(b) To the extent permitted by applicable law, regulation, and rules of a stock exchange on which the Shares are listed or traded, the Committee may delegate its authority to grant Awards to Employees and to determine the terms and conditions thereof to such officer of the Company as it may determine in its discretion, on such terms and conditions as it may impose, except with respect to Awards to officers subject to Section 16 of the Exchange Act.

(c) The Committee may, subject to the provisions of the Plan, establish such rules and regulations as it deems necessary or advisable for the proper administration of the Plan, and may make determinations and may take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or other action made or taken pursuant to the Plan, including interpretation of the Plan and the specific terms and conditions of the Awards granted hereunder, shall be final and conclusive for all purposes and upon all persons.

(d) No member of the Board or the Committee shall be liable for any action taken or determination made hereunder in good faith. Service on the Committee shall constitute service as a Director so that the members of the Committee shall be entitled to indemnification and reimbursement as Directors of the Company pursuant to the Company’s Certificate of Incorporation and By-Laws.

3.3 Award Agreements.

(a) Each Award shall be evidenced by a written Award Agreement specifying the terms and conditions of the Award. In the sole discretion of the Committee, the Award Agreement may condition the grant of an Award upon the Participant’s entering into one or more of the following agreements with the Company: (i) an agreement not to compete with the Company and its Subsidiaries which shall become effective as of the date of the grant of the Award and remain in effect for a specified period of time following termination of the Participant’s employment with the Company; (ii) an agreement to cancel any employment agreement, fringe benefit or compensation arrangement in effect between the Company and the Participant; and (iii) an agreement to retain the confidentiality of certain information. Such agreements may contain such other terms and conditions as the Committee shall determine. If the Participant shall fail to enter into any such agreement at the request of the Committee, then the Award granted or to be granted to such Participant shall be forfeited and cancelled.

Section 4. Shares Subject to Plan.

4.1 Total Number of Shares.

(a) The total number of Shares that may be issued under the Plan shall be 2,200,000. Such shares may be either authorized but unissued shares or treasury shares, and shall be adjusted in accordance with the provisions of Section 4.3 of the Plan.

(b) The number of Shares delivered by a Participant or withheld by the Company on behalf of any such Participant as full or partial payment of an Award, including the exercise price of a Stock Option or of any required withholding taxes, shall not again be available for issuance pursuant to subsequent Awards, and shall count towards the aggregate number of Shares that may be issued under the Plan. Any Shares purchased by the Company with proceeds from a Stock Option exercise shall not again be available for issuance pursuant to subsequent Awards, shall count against the aggregate number of shares that may be issued under the Plan and shall not increase the number of shares available under the Plan.

(c) If there is a lapse, forfeiture, expiration, termination or cancellation of any Award for any reason (including for reasons described in Section 3.3), or if Shares are issued under such Award and thereafter are reacquired by the Company pursuant to rights reserved by the Company upon issuance thereof, the Shares subject to such Award or reacquired by the Company shall again be available for issuance pursuant to subsequent Awards, and shall not count towards the aggregate number of Shares that may be issued under the Plan.

4.2 Shares Under Awards.

Of the Shares authorized for issuance under the Plan pursuant to Section 4.1:

(a) The maximum number of Shares as to which an Employee may receive Stock Options or SARs in any calendar year is 200,000, except that the maximum number of Shares as to which a Employee may receive Stock Options or SARs in the calendar year in which such Employee begins employment with the Company or its Subsidiaries is 350,000.

(b) The maximum number of Shares that may be subject to Stock Options (ISOs and/or NSOs) is full amount of the plan.

(c) The maximum number of Shares that may be used for Stock Awards and/or Stock Unit Awards that may be granted to any Employee in any calendar year is 350,000, or, in the event the Award is settled in cash, an amount equal to the Fair Market Value of such number of shares on the date on which the Award is settled.

(d) The maximum number of Shares subject to Awards granted under the Plan or otherwise during any one calendar year to any Director, taken together with any cash fees paid by the Company to such Director during such calendar year for service on the Board, will not exceed $1,000,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

The numbers of shares described herein shall be as adjusted in accordance with Section 4.3 of the Plan.

4.3 Adjustment.

In the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the Company or any similar corporate transaction, the Committee shall make such adjustments as it deems appropriate, in its sole discretion, to preserve the benefits or intended benefits of the Plan and Awards granted under the Plan. Such adjustments may include: (a) adjustment in the number and kind of shares reserved for issuance under the Plan; (b) adjustment in the number and kind of shares covered by outstanding Awards; (c) adjustment in the exercise price of outstanding Stock Options or SARs or the price of Stock Awards or Stock Unit Awards under the Plan; (d) adjustments to any of the shares limitations set forth in Section 4.1 or 4.2 of the Plan; and (e) any other changes that the Committee determines to be equitable under the circumstances.

Section 5. Grants of Stock Options.

5.1 Grant.

Subject to the terms of the Plan, the Committee may from time to time grant Stock Options to Participants. Unless otherwise expressly provided at the time of the grant, Stock Options granted under the Plan to Employees will be NSOs. Stock Options granted under the Plan to Directors who are not employees of the Company or any Subsidiary will be NSOs.

5.2 Stock Option Agreement.

The grant of each Stock Option shall be evidenced by a written Stock Option Agreement specifying the type of Stock Option granted, the exercise period, the exercise price, the terms for payment of the exercise price, the expiration date of the Stock Option, the number of Shares to be subject to each Stock Option and such other terms and conditions established by the Committee, in its sole discretion, not inconsistent with the Plan.

5.3 Exercise Price and Exercise Period.

With respect to each Stock Option granted to a Participant:

(a) The per share exercise price of each Stock Option shall be the Fair Market Value of the Shares subject to the Stock Option on the date on which the Stock Option is granted, but such exercise price shall not be less than its par value.

(b) Each Stock Option shall become exercisable as provided in the Stock Option Agreement; provided that the Committee shall have the discretion to accelerate the date as of which any Stock Option shall become exercisable in the event of the Participant’s termination of employment with the Company, or service on the Board, without cause (as determined by the Board in its sole discretion).

(c) No dividends or dividend equivalents shall be paid with respect to any shares subject to a Stock Option prior to the exercise of the Stock Option.

(d) Each Stock Option shall expire, and all rights to purchase Shares thereunder shall expire, on the date ten years after the date of grant.

5.4 Required Terms and Conditions of ISOs.

In addition to the foregoing, each ISO granted to an Employee shall be subject to the following specific rules:

(a) The aggregate Fair Market Value (determined with respect to each ISO at the time such Option is granted) of the Shares with respect to which ISOs are exercisable for the first time by an Employee during any calendar year (under all incentive stock option plans of the Company and its Subsidiaries) shall not exceed $100,000. If the aggregate Fair Market Value (determined at the time of grant) of the Shares subject to an ISO which first becomes exercisable in any calendar year exceeds the limitation of this Section 5.4(a), so much of the ISO that does not exceed the applicable dollar limit shall be an ISO and the remainder shall be a NSO; but in all other respects, the original Stock Option Agreement shall remain in full force and effect.

(b) Notwithstanding anything herein to the contrary, if an ISO is granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or its parent or subsidiaries within the meaning of Section 422(b)(6) of the Code): (i) the purchase price of each Shares subject to the ISO shall be not less than 110% of the Fair Market Value of the Shares on the date the ISO is granted; and (ii) the ISO shall expire, and all rights to purchase Shares thereunder shall expire, no later than the fifth anniversary of the date the ISO was granted.

(c) No ISOs shall be granted under the Plan after ten years from the earlier of the date the Plan is adopted or approved by shareholders of the Company.

5.5 Exercise of Stock Options.

(a) A Participant entitled to exercise a Stock Option may do so by delivering written notice to that effect specifying the number of Shares with respect to which the Stock Option is being exercised and any other information the Committee may prescribe. All notices or requests provided for herein shall be delivered to the Chief Financial Officer of the Company.

(b) The Committee in its sole discretion may make available one or more of the following alternatives for the payment of the Stock Option exercise price: (i) in cash; (ii) in cash received from a broker-dealer to whom the Participant has submitted an exercise notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the Stock Option to pay the exercise price; (iii) by directing the Company to withhold such number of Shares otherwise issuable in connection with the exercise of the Stock Option having an aggregate Fair Market Value equal to the exercise price; (iv) by delivering previously acquired Shares that are acceptable to the Committee and that have an aggregate Fair Market Value on the date of exercise equal to the Stock Option exercise price; or (v) by certifying to ownership by attestation of such previously acquired Shares.

The Committee shall have the sole discretion to establish the terms and conditions applicable to any alternative made available for payment of the Stock Option exercise price.

Section 6. Stock Awards.

6.1 Grant.

The Committee may, in its discretion, (a) grant Shares under the Plan to any Participant without consideration from such Participant or (b) sell Shares under the Plan to any Participant for such amount of cash, Shares or other consideration as the Committee deems appropriate.

6.2 Stock Award Agreement.

Each Shares granted or sold hereunder shall be subject to such restrictions, conditions and other terms as the Board may determine at the time of grant or sale, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Award Agreement, and the following specific rules:

(a) The Award Agreement shall specify whether the Shares are granted or sold to the Participant and such other provisions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) The restrictions to which the Shares awarded hereunder are subject shall lapse as provided in Stock Award Agreement; provided that the Committee shall have the discretion to accelerate the date as of which the restrictions lapse with respect to any Award held by a Participant in the event of the Participant’s termination of employment with the Company, or service on the Board, without cause (as determined by the Committee in its sole discretion).

(c) Except as provided in this subsection (c) and unless otherwise set forth in the related Stock Award Agreement, the Participant receiving a grant of or purchasing Shares shall thereupon be a shareholder of the Company with respect to such shares and shall have the rights of a shareholder of the Company with respect to such shares, including the right to vote such shares and to receive dividends and other distributions paid with respect to such shares; provided that any dividends or other distributions payable with respect to the Stock Award shall be accumulated and held by the Company and paid to the Participant only upon, and to the extent, the restrictions lapse in accordance with the terms of the applicable Stock Award Agreement. Any such dividends or other distributions held by the Company attributable to the portion of a Stock Award that is forfeited shall also be forfeited.

Section 7. Stock Unit Awards.

7.1 Grant.

The Committee may, in its discretion, grant Stock Unit Awards to any Participant. Each Stock Unit subject to the Award shall entitle the Participant to receive, on the date or the occurrence of an event (including the attainment of performance goals) as described in the Stock Unit Award Agreement, a Share or cash equal to the Fair Market Value of a Share on the date of such event as provided in the Stock Unit Award Agreement.

7.2 Stock Unit Agreement.

Each Stock Unit Award shall be subject to such restrictions, conditions and other terms as the Committee may determine at the time of grant, the general provisions of the Plan, the restrictions, terms and conditions of the related Stock Unit Award Agreement and the following specific rules:

(a) The Stock Unit Agreement shall specify such provisions, not inconsistent with the terms and conditions of the Plan, as the Committee shall determine.

(b) The restrictions to which the shares of Stock Units awarded hereunder are subject shall lapse as provided in Stock Unit Agreement; provided that the Committee shall have the discretion to accelerate the date as of which the restrictions lapse with respect to any Award held by a Participant in the event of the Participant’s termination of employment with the Company, or service on the Board, without cause (as determined by the Board in its sole discretion).

(c) Except as provided in this subsection (c) and unless otherwise set forth in the Stock Unit Agreement, the Participant receiving a Stock Unit Award shall have no rights of a shareholder of the Company, including voting or dividends or other distributions rights, with respect to any Stock Units prior to the date they are settled in Shares; provided that a Stock Unit Award Agreement may provide that until the Stock Units are settled in shares or cash, the Participant shall be entitled to receive on each dividend or distribution payment date applicable to the Shares an amount equal to the dividends or other distributions that the Participant would have received had the Stock Units held by the Participant as of the related record date been actual Shares. Such amounts shall be accumulated and held by the Company and paid to the Participant only upon, and to the extent, the restrictions lapse in accordance with the terms of the applicable Stock Unit Award Agreement. Such amounts held by the Company attributable to the portion of the Stock Unit Award that is forfeited shall also be forfeited.

Section 8. SARs.

8.1 Grant.

The Committee may grant SARs to Participants. Upon exercise, an SAR entitles the Participant to receive from the Company the number of Shares having an aggregate Fair Market Value equal to the excess of the Fair Market Value of one share as of the date on which the SAR is exercised over the exercise price, multiplied by the number of shares with respect to which the SAR is being exercised. The Committee, in its discretion, shall be entitled to cause the Company to elect to settle any part or all of its obligations arising out of the exercise of an SAR by the payment of cash in lieu of all or part of the shares it would otherwise be obligated to deliver in an amount equal to the Fair Market Value of such shares on the date of exercise. Cash shall be delivered in lieu of any fractional shares. The terms and conditions of any such Award shall be determined at the time of grant.

8.2 SAR Agreement.

(a) Each SAR shall be evidenced by a written SAR Agreement specifying the terms and conditions of the SAR as the Committee may determine, including the SAR exercise price, expiration date of the SAR, the number of Shares to which the SAR pertains, the form of settlement and such other terms and conditions established by the Committee, in its sole discretion, not inconsistent with the Plan.

(b) The per Share exercise price of each SAR shall not be less than 100% of the Fair Market Value of a Share on the date the SAR is granted.

(c) Each SAR shall expire and all rights thereunder shall cease on the date fixed by the Committee in the related SAR Agreement, which shall not be later than the ten years after the date of grant; provided however, if a Participant is unable to exercise an SAR because trading in the Shares is prohibited by law or the Company’s insider-trading policy, the SAR exercise date shall be extended to the date that is 30 days after the expiration of the trading prohibition.

(d) Each SAR shall become exercisable as provided in the related SAR Agreement; provided that notwithstanding any other Plan provision, the Committee shall have the discretion to accelerate the date as of which any SAR shall become exercisable in the event of the Participant’s termination of employment, or service on the Board, without cause (as determined by the Committee in its sole discretion).

(e) No dividends or dividend equivalents shall be paid with respect to any SAR prior to the exercise of the SAR.

(f) A person entitled to exercise an SAR may do so by delivery of a written notice in accordance with procedures established by the Committee specifying the number of Shares with respect to which the SAR is being exercised and any other information the Committee may prescribe. As soon as reasonably practicable after the exercise of an SAR, the Company shall (i) issue the total number of full Shares to which the Participant is entitled and cash in an amount equal to the Fair Market Value, as of the date of exercise, of any resulting fractional share, and (ii) if the Committee causes the Company to elect to settle all or part of its obligations arising out of the exercise of the SAR in cash, deliver to the Participant an amount in cash equal to the Fair Market Value, as of the date of exercise, of the shares it would otherwise be obligated to deliver.

Section 9. Change in Control.

9.1 Effect of a Change in Control.

(a) Notwithstanding any of the provisions of the Plan or any outstanding Award Agreement, upon a Change in Control of the Company (as defined in Section 9.2), the Board is authorized and has sole discretion to provide that (i) all outstanding Awards shall become fully exercisable, (ii) all restrictions applicable to all Awards shall terminate or lapse and (iii) performance goals applicable to any Awards shall be deemed satisfied at the highest level, as applicable, in order that Participants may realize the benefits thereunder.

(b) In addition to the Board’s authority set forth in Section 3, upon such Change in Control of the Company, the Board is authorized and has sole discretion as to any Award, either at the time such Award is granted hereunder or any time thereafter, to take any one or more of the following actions: (i) provide for the purchase of any outstanding Stock Option, for an amount of cash equal to the difference between the exercise price and the then Fair Market Value of the Shares covered thereby had such Stock Option been currently exercisable; (ii) make such adjustment to any such Award then outstanding as the Board deems appropriate to reflect such Change in Control; and (iii) cause any such Award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

9.2 Definition of Change in Control.

“Change in Control” of the Company shall be deemed to have occurred if at any time during the term of an Award granted under the Plan any of the following events occurs:

(a) any Person (other than the Company, a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of Shares) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities entitled to vote generally in the election of directors (“Person” and “Beneficial Owner” being defined in Rule 13d-3 of the General Rules and Regulations of the Exchange Act);

(b) the Company is party to a merger, consolidation, reorganization or other similar transaction with another corporation or other Person unless, following such transaction, more than 50% of the combined voting power of the outstanding securities of the surviving, resulting or acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such transaction, in substantially the same proportions as their ownership, immediately prior to such transaction, of the Company’s outstanding securities entitled to vote generally in the election of directors;

(c) the election to the Board, without the recommendation or approval of two-thirds of the incumbent Board, of the lesser of: (i) three Directors; or (ii) Directors constituting a majority of the number of Directors of the Company then in office; provided, however, that Directors whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of Directors of the Company will not be considered as incumbent members of the Board for purposes of this Section; or

(d) there is a complete liquidation or dissolution of the Company, or the Company sells all or substantially all of its business and/or assets to another corporation or other Person unless, following such sale, more than 50% of the combined voting power of the outstanding securities of the acquiring corporation or Person or its parent entity entitled to vote generally in the election of directors (or Persons performing similar functions) is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Company’s outstanding securities entitled to vote generally in the election of directors immediately prior to such sale, in substantially the same proportions as their ownership, immediately prior to such sale, of the Company’s outstanding securities entitled to vote generally in the election of directors.

In no event, however, shall a Change in Control be deemed to have occurred, with respect to a Participant, if that Participant is part of a purchasing group which consummates the Change in Control transaction. A Participant shall be deemed “part of a purchasing group” for purposes of the preceding sentence if the Participant is an equity participant or has agreed to become an equity participant in the purchasing company or group (except for (a) passive ownership of less than 3% of the shares of the purchasing company; or (b) ownership of equity participation in the purchasing company or group which is otherwise not deemed to be significant, as determined prior to the Change in Control by a majority of the disinterested Directors).

Section 10. Payment of Taxes.

(a) In connection with any Award, and as a condition to the issuance or delivery of any Shares to the Participant in connection therewith, the Company shall require the Participant to pay the Company the minimum amount of federal, state, local or foreign taxes required to be withheld, and in the Company’s sole discretion, the Company may permit the Participant to pay the Company up to the maximum individual statutory rate of applicable withholding.

(b) The Company in its sole discretion may make available one or more of the following alternatives for the payment of such taxes: (i) in cash; (ii) in cash received from a broker-dealer to whom the Participant has submitted notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the Award to pay the withholding taxes; (iii) by directing the Company to withhold such number of Shares otherwise issuable in connection with the Award having an aggregate Fair Market Value equal to the minimum amount of tax required to be withheld; (iv) by delivering previously acquired Shares of the Company that are acceptable to the Board that have an aggregate Fair Market Value equal to the amount required to be withheld; or (v) by certifying to ownership by attestation of such previously acquired Shares.

The Committee shall have the sole discretion to establish the terms and conditions applicable to any alternative made available for payment of the required withholding taxes.

Section 11. Postponement.

The Committee may postpone any grant or settlement of an Award or exercise of a Stock Option or SAR for such time as the Board in its sole discretion may deem necessary in order to permit the Company:

(a) to effect, amend or maintain any necessary registration of the Plan or the Shares issuable pursuant to an Award, including upon the exercise of a Stock Option or SAR, under the Securities Act of 1933, as amended, or the securities laws of any applicable jurisdiction;

(b) to permit any action to be taken in order to (i) list such Shares on a stock exchange if Shares are then listed on such exchange or (ii) comply with restrictions or regulations incident to the maintenance of a public market for its Shares, including any rules or regulations of any stock exchange on which the Shares are listed; or

(c) to determine that such Shares and the Plan are exempt from such registration or that no action of the kind referred to in (b)(ii) above needs to be taken; and the Company shall not be obligated by virtue of any terms and conditions of any Award or any provision of the Plan to sell or issue Shares in violation of the Securities Act of 1933 or the law of any government having jurisdiction thereof.

Any such postponement shall not extend the term of an Award and neither the Company nor its Directors or officers shall have any obligation or liability to a Participant, the Participant’s successor or any other person with respect to any Shares as to which the Award shall lapse because of such postponement.

Section 12. Nontransferability.

Awards granted under the Plan, and any rights and privileges pertaining thereto, may not be transferred, assigned, pledged or hypothecated in any manner, or be subject to execution, attachment or similar process, by operation of law or otherwise, other than by will or by the laws of descent and distribution.

Section 13. Delivery of Shares.

Shares issued pursuant to a Stock Award, the exercise of a Stock or SAR or the settlement of a Stock Unit Award shall be represented by share certificates or on a non-certificated basis, with the ownership of such shares by the Participant evidenced solely by book entry in the records of the Company’s transfer agent; provided, however, that upon the written request of the Participant, the Company shall issue, in the name of the Participant, share certificates representing such Shares.  Notwithstanding the foregoing, shares granted pursuant to a Stock Award shall be held by the Secretary of the Company until such time as the shares are forfeited or settled.

Section 14. Termination or Amendment of Plan and Award Agreements.

14.1 Termination or Amendment of Plan.

(a) Except as described in Section 14.3 below, the Board may terminate, suspend, or amend the Plan, in whole or in part, from time to time, without the approval of the shareholders of the Company, unless such approval is required by applicable law, regulation or rule of any stock exchange on which the Shares are listed. No amendment or termination of the Plan shall adversely affect the right of any Participant under any outstanding Award in any material way without the written consent of the Participant, unless such amendment or termination is required by applicable law, regulation or rule of any stock exchange on which the Shares are listed. Subject to the foregoing, the Committee may correct any defect or supply an omission or reconcile any inconsistency in the Plan or in any Award granted hereunder in the manner and to the extent it shall deem desirable, in its sole discretion, to effectuate the Plan.

(b) The Board shall have the authority to amend the Plan to the extent necessary or appropriate to comply with applicable law, regulation or accounting rules in order to permit Participants who are located outside of the United States to participate in the Plan.

14.2 Amendment of Award Agreements.

The Committee shall have the authority to amend any Award Agreement at any time; provided however, that no such amendment shall adversely affect the right of any Participant under any outstanding Award Agreement in any material way without the written consent of the Participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the Shares are listed.

14.3 No Repricing of Stock Options.

Notwithstanding the foregoing, and except as described in Section 4.3, there shall be no amendment to the Plan or any outstanding Stock Option Agreement or SAR Agreement that results in the repricing of Stock Options or SARs without shareholders’ approval. For this purpose, repricing includes (i) a reduction in the exercise price of the Stock Option or SARs or (ii) the cancellation of a Stock Option in exchange for cash, Stock Options or SARs with an exercise price less than the exercise price of the cancelled Options or SARs, other Awards or any other consideration provided by the Company, but does not include any adjustment described in Section 4.3.

Section 15. No Contract of Employment.

Neither the adoption of the Plan nor the grant of any Award under the Plan shall be deemed to obligate the Company or any Subsidiary to continue the employment of any Participant for any particular period, nor shall the granting of an Award constitute a request or consent to postpone the retirement date of any Participant.

Section 16. Applicable Law.

All questions pertaining to the validity, construction and administration of the Plan and all Awards granted under the Plan shall be determined in conformity with the laws of Hong Kong, without regard to the conflict of law provisions of any state, and, in the case of Incentive Stock Options, Section 422 of the Code and regulations issued thereunder.

Section 17. Effective Date and Term of Plan.

17.1 Effective Date.

The Plan has been adopted by the Board, and is effective, as of the date of such adoption, subject to the approval of the Plan by the shareholders of the Company.

17.2 Term of Plan.

Notwithstanding anything to the contrary contained herein, no Awards shall be granted on or after the tenth anniversary of the adoption of this Plan.